Exhibit 99.3

Connor Haley, Alta Fox:

On Hasbro, we have a very material stake. We’ve spent a considerable amount of time and resources researching this Company, and look overwhelmingly, we’re positive. We think that there are tremendous opportunities in this business but we also think a new sort of refreshed Board of Directors is important. And we’re excited to sort of engage with the Company and shareholders and sell-side analysts about the merits of our ideas. So, I’m going to first start with some sort of prepared remarks. This is a subset of the deck that we released earlier. And we’ll take some Q & A at the end.

So, maybe just start very briefly on Alta Fox. So, look, we’ve had very strong results since inception. We do very deep bottom-up fundamental work. We put our reputation on the line every time we publish something and we’re very long term-focused. We prefer to collaborate with management teams and boards and that is the vast majority of our investments. We have attempted to collaborate with Hasbro. We’ve shared aspects of this deck. We’ve shared concerns with strategy and the board. And frankly, we’re still open to collaboration. We hope that’s the route they take. I do not think this should be perceived as an attack on Hasbro. Ultimately, we want the brightest future for Hasbro and we think some new directors with different business skills and a sort of injection of financial discipline into what are many promising growth opportunities could do Hasbro, its shareholders and all stakeholders a lot of good here.

So just quickly, on two occasions, we’ve had to roll up our sleeves and actually sort of take an activist stance. Both went extremely well for shareholders. First was Collectors Universe. We were a 13D filer on this name. Our cost basis was around $20. Shareholders enjoyed about a 240% return from our initial announcement to an eventual cash sale price at $92 about eight months later. Second was a business called Enlabs, a Swedish online gambling business was up over a 100% from our initial sort of research publication and ultimately the business and the Board accepted an inadequately low premium of about 1.1% under questionable circumstances, we felt the need to publicly fight that deal. Galvanized shareholder support and ultimately negotiated directly with the buying group for a 30% bump roughly in the deal price, which really protected minority shareholders from not being treated fairly.

But, look, our overall emphasis is, we very much want to collaborate. We’ve had very strong returns since inception. It’s because of this deep research. Sort of go into Hasbro now. Now look, our thesis is really four main points. First of all, Hasbro trades like a slow growth consumer toy business today. But the majority of its value is in a very poorly disclosed segment, Wizards of the Coast, which is an absolutely incredible asset, which we’ll talk about. We also think it’s very misunderstood. In addition to being financial investors, I’ve played Magic: The Gathering for well over a decade as have other members of the Alta Fox team. And both digital and physical - we’ve played in recent digital tournaments, the last Arena Open. I think we understand this business very well as do many of our nominees and we could not be more excited about the reinvestment opportunities within the business.

Our strategy is not a draconian cut-cost, et cetera, sort of scorched earth activism. Quite the contrary, we are focused on excellent reinvestment opportunities in dominant brands, such as Magic: The Gathering and Dungeons & Dragons that have been sitting on incredible reinvestment opportunities but have been a little bit starved for capital as the Company’s brand blueprint strategy has diverted capital into more competitive areas with more risk. So the first thing is Hasbro’s stock trades like a toy business but the majority of value is actually in Wizards of the Coast. The second is it has not been given the proper respect from the market, primarily due to a systematic lack of disclosure.

So despite being roughly 50% of EBITDA this year, Wizards of the Coast only started reporting revenue EBITDA as you all know February 2021, basically, a year ago at their analyst day. They’ve owned it since 1999. I think that’s a problem. And it’s really emblematic of other disclosure issues, which we’ll get into. The third main point is we take issue with the Brand Blueprint strategy. Look, this strategy which essentially has been “we own valuable brands, we’re going to monetize them in multiple ways, multimedia.” On the surface that’s not a crazy strategy. And we’re excited about some of the investments they’re making in things like the Magic: The Gathering TV show, the Dungeons & Dragons movie. We’re not opposed to monetizing valuable brands in multiple ways, of course. However, what we are opposed to is what this has devolved into, which is sort of a distracted capital allocation policy, where you buy brands such as Power Rangers for over half a billion dollars and you don’t tell investors what the revenue or EBITDA contribution is, what you expect it to be. And it’s part of this sort of nebulous brand blueprint. And we starve capital reinvestment in our beloved brands that really need it in favor of really speculative, competitive areas. We’ll get into more examples later.

But really, we believe they need more focus on capital allocation, more discipline, more transparency, and accountability. Also, if you look at the Board today, almost all of them have consumer and entertainment backgrounds. Currently, none have Wizards of the Coast really relevant experience. Obviously, Chris Cocks will be joining later this month, but he will still be one out of 11. Ultimately, we think Chris needs more support from people who really understand these businesses as he takes on a herculean task as a first time CEO to manage three very different businesses. Our nominees as we’ll get into very much can support Chris and we hope that’s the approach they take.

Look, the underperformance of Hasbro is sort of the elephant in the room. We’re not really sure why the existing Board continues to talk about continuing strong shareholder returns. As we’ll show, Hasbro’s underperformed the S&P 500 on a one, two, three, four, five, and 10-year basis. They’ve also underperformed consistently their own consumer benchmark. And even compared to rival Mattel over the last three years, they’re going in different directions. They’re going in different directions strategically and they’re going different directions in terms of shareholder performance. And ultimately, that’s hurting their consumers as well. Magic: The Gathering fans, in particular, are very frustrated with Hasbro’s lack of investment and lack of care. We can provide many examples of this. We’re very in tune with this and it needs to be fixed. A very quick example would be last year, Hasbro cut the price pool for the largest Magic: The Gathering tournament from a million dollars to $250,000.

For a negligible amount of money, they managed to really upset some of their most important customers who have wide influence over the rest of their community. It was a really bad decision. They eventually backtracked and restored the money but it really destroyed a lot of credibility and value with their most beloved customers. And there’s a lot of trust that needs to be regained. I think our nominees can do that as well. And then finally, we believe they should pursue a tax free spin-off of Wizards of the Coast. They’re not being given proper credit for it today but with improvements in capital allocation, improvements in governance and transparency, we think shares can more than double over the next three years.

Just very quickly, this is on the top-right, Wizards of the Coast as a percentage of EBITDA gone from less than 30% in ‘19 to almost 50% in last year, as most of you know. But if you look at the chart below, the forward EBITDA multiple has declined. So other things being equal, we would expect when a faster-growing higher-margin increasingly digital asset is becoming a bigger percentage of the overall mix the multiple would go up. The opposite has occurred. That’s because investors have lost trust in capital allocation. It’s also because they have not effectively told the Wizards of the Coast story or allocated capital effectively. This is easily solvable through a spinoff and changes in corporate governance.

I think at the outset, it’s worth just talking about how amazing this Wizards of the Coast business is. Because in our view, it’s not a good business. It’s not a great business. It is a truly phenomenal, rare business in terms of its growth and margin profile. So really here, this is a Bloomberg screen on the left that’s showing every company based in the US with a market cap greater than $300 million that has grown revenue in excess of 10% for each of the last four years with latest fiscal year EBITDA margins an excess of 30%. There are literally only nine results to this screen. And you can see those results on the right. These are some of the most widely-recognized dominant monopolies in the world. Microsoft, Adobe, Intuit, you name it. As a standalone company, Wizards of the Coast would be the 10th company on this list.

The average company is pure set trades at about 25.7 times 40 EBITDA. Inside of Hasbro today as we’ll show it’s trading for less than 12 times 40 EBITDA, it’s trading like a toy company when it’s really a dominant monopoly. Quickly on Wizards, look, as you know, majority of the revenue is Magic: The Gathering, call it roughly 75%, Dungeons & Dragons makes up a good portion and then they have the other licensing. It’s important to just emphasize these franchises have been around for almost 30 and 50 years respectively, in terms of Magic and Dungeons & Dragons. These are truly multi-generational assets that have no natural substitute. As a result, they’re very strong pricing power network effects and sort of secular growth characteristics - very rare. Digging specifically into Magic: The Gathering, the Company is not provided a very good disclosure. However, we’ve taken the sparse disclosure, as well as news releases and things over time, to try and backfill the growth of Magic: The Gathering over time.

The net result is we believe Magic: The Gathering is roughly 5x revenues in the last decade, all organically. So 2011, it was slightly more than $200 million. This past year, a little under a billion dollars. Truly incredible long term organic CAGR with really strong margins.

Arena has really changed the game. So Arena, obviously the digital version of Magic. If we step back for a second, the strength of Magic: The Gathering has always been that it’s a very sticky game. Deep strategy nerds, of which I would call myself one, will play other games but they ultimately graduate to something like Magic. And once they’re there, they’ll play for years and years. The challenge has been, the weakness has been, it’s been difficult to acquire more casual players.

Arena’s really changed that. Because now, rather than having to go drive to a local hobby shop on a Friday night, you can learn Magic from the comfort of your own home on your desktop or mobile device in a very un-intimidating setting, which has really multiplied the potential TAM for Magic. And it’s absolutely incredible that their average player is playing nine hours a week on Arena. Really incredible engagement.

Just very quickly. As this game has become more digital, we’ve seen this in the trading card space, which we’ve done a lot of work on as well, it really amplifies strong brands. So here we show YouTube searches - it’s up and to the right. Here we show Reddit followers - it’s up and to the right. People are engaging with this brand in a digital and social way more than ever before and it’s really, in combination with Arena, lowering the barriers to entry and learning the game. Multiply the TAM, and we’re very excited about the next decade of growth for Magic.

Great businesses typically have pricing power. Magic certainly does. The Company has disclosed the average revenue per booster pack has increased about 50% over the last five years. Really incredible. I would note the average point is still very low. So you have a really great sweet spot here. You have a great business with maniacal fans, with a low absolute price point, with a lot of pricing power and no natural substitute. This is a phenomenal, phenomenal business.

We talked earlier, people play other games. They end up graduating to Magic. That’s why Magic has stuck around and has not had the fad-like risk that other games have had. That’s why it’s been around 30 years and is putting up record numbers.

Just quickly on Arena. So, the Company doesn’t provide enough disclosure to know this with exact detail, but we estimate Arena is doing somewhere between, call it, 150 to roughly 225 million in sales. So with a couple million users paying, 100, 150 million in revenue per user on the digital side, this is a very small percentage of total Magic players, as disclosed by the Company. And this can multiply over the years to come as they add new features. Arena’s still very early in how they’re monetizing. I don’t think they’ve totally fixed that yet. We have a lot of ideas in terms of how they market to players, in terms of the features they can offer. Even just today, we’ve been inundated with feature requests and other things, many of which are easy to implement, that players are really begging for. We think Arena has many multiples of its current size, and, ultimately, this should be extremely high contribution margin. Selling a digital booster pack to a customer is essentially 100% contribution margin.

Okay. So we have this phenomenal business. It’s got network effects, pricing power, increasingly digital. What are we paying for it? Well, we’re paying less than 12 times EBITDA, which is really an incredible bargain from our perspective. We show that in the top right here. You basically just take total EBITDA, you subtract Wizards of the Coast estimate, you put 10 times on RemainCo, which we’re calling consumer and entertainment. Subtract that EV from the total EV, divide by Wizards of the Coast EBITDA. You get roughly 11.8 times EBITDA. You can change the assumptions to be whatever you want. This is unbelievably cheap for a business of this quality.

So what is it worth? What’s the right multiple for Wizards of the Coast? It’s not an easy question. This is a really unique asset for which there’s no perfect comp. Here’s how I would think about it. Let’s start on the left with companies that are clearly inferior to Wizards of the Coast. And let’s start moving to the right, eventually arriving at aspirational comparables that are too aggressive. And then we’ll hone in on what’s reasonable in the middle.

So starting on the left, legacy toy businesses, the Mattel, Spin Master. 10 times, roughly, EBITDA. Clearly, Wizards of the Coast is a better business than that. The growth profile, reinvestments, et cetera. That’s roughly where it’s trading today, which is the source of the opportunity. Next, we’ll go to slower growth video game giants, Activision, EA, Take-Two. Look, some of these are pretty good businesses. They range mid-teens to high-teens EBITDA. Ultimately, we think Wizards of the Coast is vastly superior to these businesses for a lot of reasons.

First of all, some of the most important titles that these companies own, in many cases, you have to pay license fees. Think FIFA or Madden. You’ve got to pay the leagues for the right to play the game. Through that, you’re playing the players and the players unions. And then you can lose your license for the game at any time. So it’s structurally lower margin. In addition to that, the most popular games that do not fall in that category, think shooter games, for example. Apex Legends, Fortnite, Halo, you name it. Very competitive categories, very difficult to break in. But even when you do, there’s real onslaught of competition.

So they are good franchises, good businesses, but they’re ultimately commodity priced, right? A game on Xbox might be $59.99, or it’s freemium model. Wizards of the Coast can take basically 10% price every year and continue to grow its number of users. So in terms of pricing power, in terms of the amount of substitutes, Wizards of the Coast is vastly superior than that game.

Games Workshop, this is a publicly traded company. It’s been one of the best performing stocks in the market since 1994, its annualized in excess of 22% total shareholder return. They own a game called Warhammer. Games Workshop trades on the London Stock Exchange. They own Warhammer. It’s a physical strategy tabletop game played at local hobby shops, similar in margin profile to Wizards of the Coast. Over the last two years, it’s traded at an average of 20 times EBITDA. Currently, it’s trading near the lower end of the range, though that’s primarily due to a PR scandal that they’ve had with their customers. But over the last two years, its traded roughly 20 times EBITDA. And Wizards of the Coast has grown faster over the last decade. That gap has increased over the last three years and Wizards of the Coast is increasingly digital whereas Games Workshop has no digital strategy. We think, clearly, Wizards of the Coast should trade at a premium to Games Workshop.

Finally, we get to something like Formula One, F1. Obviously a different business, but there are some similarities. Formula One also doesn’t have any great comps. It’s a very unique asset. They own a league with maniacal fans and a lot of pricing power. Well, guess what? So does Wizards of the Coast. Magic: The Gathering, they own a league with maniacal fans and a lot of pricing power. They control everything about it and it’s increasingly digital. Wizards of the Coast is growing faster, higher margin. Why shouldn’t they trade in line with something like Formula One, a very unique asset, when they have a better financial profile?

Next, we get to companies with similar financial profiles from the screen we ran earlier. Trade, on average, 26 times 40 EBITDA. And then you start getting into SaaS companies. We mention this because Magic: The Gathering, a lot of players are frustrated with the monetization scheme today. We think, and we have a lot of consumer survey proprietary work we’ve done to support this, that a lot of consumers would actually get better value and would enjoy the game more through introducing some SaaS monetization schemes where they get a better value, but actually have more engagement.

And so we think there’s an opportunity to take a group of players that are spending nine hours a week on average, and translate that into recurring high visibility revenue, improve the relationships between Hasbro, Wizards of the Coast and the players, and generate this high margin, high multiple SaaS stream. We’re very excited about that opportunity. On a rule of 40 basis, they would trade roughly at 30 times 40 EBITDA.

And then finally, ROBLOX, obviously aspirational. We’re not suggesting they should trade that multiple, though they’re not growing all that much faster. So look, what is the right multiple? People can decide for themselves. But I think the key is we need more transparency. We need more focused investment, but this is an amazing, rare asset. And anywhere in the green, I think, is very reasonable.

This is just expanding on the comp set we showed before. So look, relative to the median company here, it’s grown faster, historically. Growth going forward in line. EBITDA margin’s much higher, but it’s trading at less than 12 times 40 EBITDA inside of Hasbro. There’s a clear valuation disparity. And that matters a lot, right? Because we apply 23 times EBITDA in our base case. You apply that even with not all that much growth in Wizards next year, and you can see here in this first line, Wizards, by itself, is worth over $100 per share. Obviously, roughly more than Hasbro’s trading, or roughly where it’s trading today. And then you get consumer and entertainment for free.

It’s worth pointing out. You could use even lower multiples and arrive at very significant upside. The bottom line here is Wizards is an amazing asset. They’re not getting credit for it. There’s tremendous opportunity.

Okay. So, the Brand Blueprint strategy. Look, the Company continues to tout continuing strong shareholder returns. They continue to tout the Brand Blueprint strategy. I’m a little baffled by it, honestly. We have to face the reality. The strategy is not performed well. Over a 1, 2, 3, 4, 5, and even 10-year basis Hasbro has underperformed the S&P 500. They have also underperformed the consumer index that they benchmarked for themselves.

I don’t think the Company can really move forward and optimize its assets until it faces reality, which is returns to shareholders have not been strong. Why is that the case? Well, let’s start with eOne. They paid a 30% premium to an all-time high stock price, 18 times trailing 12 months EBITDA. They issued equity to do it. They took on a lot of debt and they muddied the investor narrative. And look, the stock was down 9% the day of the deal, it’s down significantly several years later. And sure, the Company could blame COVID or whatever, but investors hated this deal from the very beginning for good reason. They overpaid. Again, we’re not against monetizing content in multiple ways. What we are against is spending half a billion dollars, more than that, buying something like Power Rangers and not feeling the need to tell investors what the transaction terms are or what you expect the economic output to be.

There needs to be more transparency. There needs to be a more full focused capital allocation plan so that Hasbro can actually get the most out of the IP they own. A good example of where this has gone wrong, we mentioned eOne, we mentioned Power Rangers. Another example would be the G.I. Joe Triple A video game. They’re creating it right now. Look, this is an example of a Hasbro brand that’s been very important to Hasbro in the past. But let’s face it. There was a movie Snake Eyes that came out. It was a total flop. That wasn’t on balance sheet Hasbro Capital, but the video game is. They’re spending a significant amount of money. It’s why the incremental margins in Wizards of the Coast last quarter were really terrible, or one of the primary reasons why. And ultimately, they’re entering a hyper competitive category with a brand that doesn’t have demand for it and we’re concerned about the return that Hasbro will achieve on that investment. We’d much rather see them take those dollars, invest in their highest margin, most competitively advantaged businesses, Magic: The Gathering and Dungeons & Dragons, which have a lot of reinvestment opportunities.

You can look at this slide in the deck, but basically we try to quantify how much value has been destroyed from the eOne acquisition. We get to about two and a half billion in value, roughly. But I don’t want to make it all about eOne. It was one deal, but it was a really bad deal and it was kind of the defining deal of Brand Blueprint. But there’s many others. We mentioned Power Rangers, G.I. Joe video game, Backflip Studios they acquired for over $100 million, wrote it down a couple years later. Transformers card game, how much time and resources do they spend on that? Total flop. And even now, they’re talking about Transformers, Micronauts, Ouija board video games. This is what happens when you try to squeeze too much out of valuable IP into mediums that the consumer doesn’t actually want versus, say, a Mattel strategy where they have to go out and they have to find a third-party studio that actually wants to take risk with them. That introduces a lot more discipline. I think Hasbro’s just become undisciplined, and it shows in the returns.

But it’s worth pointing out that it’s not just that there’s been poor execution of a strategy, it’s also that the strategy is I think fundamentally flawed. At the end of the day, Hasbro has multiple businesses that are very different. The optimal capital structure for a slow growth, steady eddy consumer business that has a dividend yield and dividend focused investors is very different than a fast growing, increasingly digital Wizards of the Coast business. They’re different. You cannot have a capital structure that solves for both. You can’t have a reinvestment profile that solves for both. And asking a first time CEO to magically solve the capital allocation across three totally different businesses, frankly, that’s two herculean a task for anyone. They need to simplify the corporate structure so that the best use of capital can go into each business, and that’s why a spinoff makes a lot of sense.

Even if they had good execution of the Brand Blueprint, which they have not, when we look at the composition of the Board today, they all come from consumer entertainment backgrounds. This might have made sense 10 years ago. It might have been excusable five years ago. It’s baffling today and it’s inexcusable. Wizards of the Coast is the largest, fastest growing segment of the business, and it’s the majority of the value. And at the end of February, there will be one member on the Board that really has relevant Wizards of the Coast experience, and that’s Chris Cocks. That’s not enough. He needs more support. Our nominees can do it, as we get into. Look, quickly on alignment, the existing Board, I don’t think that they have alignment. I don’t think that they’ve set alignment from an executive basis.

Not a single Board member has bought shares in the open market in the last 10 years. They’re paid on average $350,000 a year. The Board’s paid more than Apple and we’ve gotten underperformance. But even more so, total shareholder return is not part of the management comp package at all. That’s concerning. But in addition, they have consistently lowered targets to really low levels. 2019, for example, they set the revenue target for executives at minus 10%. They set the EBIT margin target at minus 190 bps. And then when they miss five out of the six short-term and long-term targets, they doubled the salary of the CEO. It’s problematic and there’s a lack of alignment.

I think we’ve talked about this. They don’t talk about shareholder returns much other than continuing strong shareholder returns, which is factually incorrect. All right. Unfortunately, I think recent comments from the Board heightened our concern that they’re detached from reality. Here’s a statement from the current chair, Tracy Leinbach, where she talks about, “Uniquely positioned to execute and evolve Hasbro’s Brand Blueprint strategy while continuing to generate growth and deliver strong shareholder returns.” There have not been strong shareholder returns. We think the Company needs to face that reality so that we can actually focus on the positives in the future, which we could not be more excited about. So in conclusion, look, we think Wizards should pursue a tax free spinoff of Wizards of the Coast. It will maximize shareholder value, lead to improvements in capital allocation at both Wizards of the Coast and their remaining Company and result in 100%+ upside.

Ultimately, we think our nominees can be an excellent part of that. And I want to talk about that for a little bit because I think some media outlets have tried to make this about something that it’s not. This is about ideas. It’s not about an individual, whether past or present leader, this is about the future of Hasbro, how we can align the Board, the management team with shareholders. And what does Hasbro need? I think they need a couple different things, and we specifically went out and we spoke to probably over 100 people trying to hand pick five really qualified nominees. We’ got every single person we targeted. So I’ll start with Matt Calkins. I don’t know how anyone can say a self-made billionaire who created Appian, a roughly $4 billion marquette company of which he owns 40% who’s very digitally savvy and also has significant board game experience.

He has created multiple award-winning board games, a couple of which are sitting in my office today, and he has also competed successfully at the World Board Game Championships. He’s hosted podcasts with Garry Kasparov, one of the world’s greatest chess players. Just search the Forbes article on our website, freethewizards.com, learn about this guy. I don’t know how anyone could say he’s not qualified. Brings a tremendous wealth of experience and has a true passion for this. Jon Finkel. If you Google search right now who is the greatest Magic: The Gathering player of all time, Jon Finkel will be the result. He’s widely respected in the Magic: The Gathering sphere. If you look on Twitter, on Reddit, et cetera, you’ll see the enthusiasm from players who have felt Hasbro has left them behind and abandoned them with moves like cutting the world’s prize pool, like I talked about.

Jon is not only an amazing Magic player, he has a lot of ideas and he can help restore the trust and credibility with their most important customers. Marcelo Fischer, he’s an incredible CFO and capital allocator. He’s been the CFO at IDT for a long period of time. I would wager there is no one in the US who’s more of a spinoff expert than Marcelo. He has personally sat over five spinoffs in the last decade, and IDT is currently working on two others. IDT has an excellent track record of value creation, including all of their spinoffs, and we think he could bring both financial discipline from a capital allocation perspective, as well as true spinoff expertise. Rani Hublou, ex McKinsey, brings a deep strategy background, also has experience in digital SaaS transitions. I think it’s rare to have somebody with both a marketing mind, as well as deep strategy experience. She brings that, it’d be very valuable to Hasbro.

And then finally, Carolyn Johnson, she has been part of boards that have created tremendous value. She’s a tough negotiator. She’s really created a lot of value in her career, most recently negotiating a sale price to Thoma Bravo of a company she was overseeing. A no-nonsense executive who really cares about corporate governance and alignment, and I think could bring a lot of great things to Hasbro. So with that, I think we’ll pause. And Charlotte, I think we’re ready for any questions.

Charlotte Kiaie, Longacre Square Partners:

Great. So if anyone has a question, please just state your name and the firm that you are calling from.

Jaime Katz, Morningstar:

Hey, this is Jaime Katz from Morningstar. I have a question on your timeline expectations for executing these actions. And it was noted that these Board members would be up with the annual review. Is there any other insight to a timeline that might be helpful for us to understand?

Connor Haley, Alta Fox:

Yeah, sure. So first, I’d say we have tried very hard to collaborate with the existing Board, and we remain open to collaboration. From our perspective, we were excited that Chris Cocks was made CEO. We think he can bring a lot of great things to Wizards of the Coast and Hasbro, but we also think he needs more support.

Connor Haley, Alta Fox:

We think one out of 11 members to understand their most valuable business is not enough. So I hope the Company will examine our nominees and come to the right conclusion, which is we have nominees that bring deep expertise that can support Chris in delivering value for all stakeholders. That being said, the annual meeting is typically held in May. So, I hope there will be conversations between now and then. If it did go to a full proxy fight, that would likely be in May.

Gerrick Johnson, BMO Capital Markets:

Hey, Gerrick Johnson at BMO Capital Markets. Can I ask a question please?

Connor Haley, Alta Fox:

Certainly.

Gerrick Johnson, BMO Capital Markets:

Yeah, I actually have a couple. First Chris, I don’t even think he’s officially CEO yet. We haven’t heard what his strategy is yet. So, one question is why the timing, why now? Why not give Chris a chance to outline his strategy, being that he is a “watsi” guy, as we in the industry call them. Why don’t we wait and see what he wants to do? Because being a “watsi” guy probably want to see more resources go towards that business, like you say.

Connor Haley, Alta Fox:

Yeah, look, it’s a great question. I’d say a couple things. First of all, I think things like corporate governance and alignment and transparency and accountability, those should always be valid questions that shareholders should ask. There has not been enough of that over the last 10 years, and it shows in the results. So independent of strategy, those things are important for any company and are valid questions and are very important to rectify at Hasbro. So that’s number one. Number two, we really want to support Chris Cocks, but asking him to manage three very different businesses with no one else on the Board having Wizards of the Coast experience, I think is setting him up to fail. We want to support him. We were excited that he was made CEO. We think he needs support and we think our nominees could bring incredibly valuable contributions to the boardroom to support him.

Connor Haley, Alta Fox:

The third thing I would say is, yes, we hope that there will be additional resources put towards Wizards of the Coast. That being said, we hope that they will be in their most competitively advantaged businesses, such as Magic: The Gathering and Dungeons & Dragons, because we think those investments are likely to yield the greatest return for shareholders. We are less excited about non-core bets in things like G.I. Joe, for which the Company has a pretty poor track record of non-core bets, even inside of Wizards of the Coast. So look, the Brand Blueprint strategy is 10 years running now. I think we’ve seen the results. I think it’s time to frankly, face the reality of those results and help the new leader achieve the optimal outcome for all of the businesses. And I think our nominees can do that.

Gerrick Johnson, BMO Capital Markets:

Okay. One more, if I may. I’m traveling, haven’t seen your deck, haven’t seen any slides. I’m in a conference room here all by myself. So I want to know, the EBITDA that you’re talking about is this the EBITDA that’s been provided by Hasbro in their presentation or are you taking your own estimate of EBITDA and adding into-

Connor Haley, Alta Fox:

Yeah, good question. Yeah, good question.

Gerrick Johnson, BMO Capital Markets:

Are you adding into what the standalone cost structure would be, including the additional overhead that the company would have to take on?

Connor Haley, Alta Fox:

We are not doing that in a base case. We are not doing that in a base case. So if you were looking at our slide now, look, with 2% EBITDA growth next year in Wizards of the Coast, you get 621 million EBITDA. You put 23 times on that, it’s $101 per share. That’s all of Hasbro today. That’s not including consumer or entertainment. So, that is basically using roughly the guidance, they don’t provide very specific guidance, but roughly the guidance from the Company and we think should be beatable.

Gerrick Johnson, BMO Capital Markets:

Yeah. But there’s massive overhead a standalone company would have to take on to execute the business.

Connor Haley, Alta Fox:

Yeah. Look, this was a standalone business before. It’s increasingly digital. They’re allocating cost on a standalone basis. And this is a business that already did more than a billion dollars in EBITDA last year. If you’re talking about corporate finance, accounting, things like that, a business of a billion plus dollars with mid-forties EBITDA margins can easily support that. And going from a toy multiple to a unique asset is well worth some incremental investments in accounting, for example.

Gerrick Johnson, BMO Capital Markets:

All right. Sorry one more then I’ll go away. Why EBITDA? Why not EBIT or operating profit given that from a digital standpoint, you capitalized development costs and then you amortized them, so that’d be pulled out of EBITDA? And also with the trading card business, you have tooling and things of that nature that are usually very short term and usually amortized very rapidly through cost of goods sold.

Connor Haley, Alta Fox:

The short answer is we’d love to use actual free cashflow. We think the free cashflow dynamic for Wizards are very strong. Unfortunately, the Company’s lack of disclosure does not allow us to get to that sort of granular level. That’s an opportunity for increased disclosure. We’d love to use free cashflow. We think particularly as the business goes online and players are literally paying virtual currency upfront, which they use, the contribution margin on a digital booster pack is basically 100%. We think the working capital dynamics are probably really great. We can’t know that for sure though, because the Company doesn’t provide it.

Gerrick Johnson, BMO Capital Markets:

Okay. Thank you.

Connor Haley, Alta Fox:

Thank you. Any other questions, Charlotte?

Eric Handler, MKM Partners:

Hey, it’s Eric Handler at MKM. Just curious. I appreciate you taking this presentation and making it for sell side analysts. I’m curious, have you taken this view to other institutions? And do you have any other shareholders that are supporting this view?

Connor Haley, Alta Fox:

Yeah. I’m not going to make public comments about specific shareholders. That’s not my place. What I would say is we are aware of who holds the stock and we’ve made this very public and we’ve had a lot of people reach out to us. I would say the general sentiment is people are frustrated with the poor shareholder returns. I think people are frustrated at the self-congratulatory tone of management with these weak results. I think people generally like a lot of the leaders. They want Chris Cocks to succeed, but it’s just a matter of fact that the returns have been poor, the transparency has been poor, and there’s a lot of opportunities and they’re not getting credit for the best businesses.

Connor Haley, Alta Fox:

So I think we’ve received a lot of encouraging comments that we can be a real force for good here. It’s just worth reiterating, our goal is not to be a scorched earth activist. Our goal is really to support Hasbro. This is a financial, not an emotional decision for us. We think our nominees can really help the Company get to the next level. And we hope the Company will be open-minded and take the right approach.

Eric Handler, MKM Partners:

Thanks.

Connor Haley, Alta Fox:

Thank you.

Charlotte Kiaie, Longacre Square Partners:

Any other questions from the group?

Connor Haley, Alta Fox:

Great. Well, thank you everyone for joining. Really appreciate it. We’re excited to continue to engage with both the sell side and the buy side community about the future of value of Hasbro and maximizing all their business segments.